

December 18, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
         Issuer CIK: 0001771146
         Issuer File Number: 333-234544 / 811-23439
         Form Type: 8-A12B
         Filing Date: December 18, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Formidable ETF and Formidable Fortress ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications